SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes __ No X

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the
Registration Statement on Form F-3 (Registration No. 333-102800) and Registration
Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the
"Company") filed with the Securities and Exchange Commission on September 30, 2003
and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of April 2005, incorporated by reference herein:

Exhibit

99.1
Release dated April 21, 2005, entitled “Report on Activities for the Third Quarter Ended 31 March 2005”.

3
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: April 21, 2005
By: /s/ Ian Murray
Name: Ian Murray
Title: Chief Financial Officer

Report on activities for the third quarter ended
31 March 2005
D R D G O L D L I M I T E D
(Formerly Durban Roodepoort Deep, Limited)
2 0 0 5   F I N A N C I A L   Y E A R
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • Nasdaq trading symbol: DROOY • ASX trading symbol: DRD (“DRDGOLD”)
KEY RESULTS SUMMARY
Quarter
Quarter     9 months to
Quarter
Group March 2005 Dec 2004
March 2005    March 2004
Attributable gold production (*)
Australasian operations oz 79 334 87 751 244 472 73 014
kg 2 467 2 731 7 605 2 271
South African operations oz 60 733 59 832 187 150 79 908
kg 1 889 1 861 5 821 2 485
Discontinued operations oz 47 584 75 714 199 850 87 836
kg 1 480 2 355 6 216 2 732
Group oz 187 651 223 297 631 472 240 758
kg 5 836 6 947 19 642 7 488
Gold price received US$/oz 431
433                  423                  406
ZAR/kg 83 341 84 843 83 765 88 577
Capital expenditure US$ million 1.3
6.5                13.8                   5.9
ZAR million 7.1
39.0                 85.0                39.9
* Attributable - Including Emperor Mines Limited (Emperor) (45.33%) and Crown Gold Recoveries (Pty) Limited (40%)
Group Results (Unaudited)
• Buffelsfontein liquidated following the loss of No. 5 Shaft
• Blyvoor production up 6%
• R180 million capital raising
KEY FEATURES

STOCK
Issued capital
263 401 932 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 307 968 956
Stock traded JSE ASX NASDAQ FRANKFURT
Avg. volume for the quarter per day (000) 263 20 3966 131
% of issued stock traded (annualized) 26 2 393 8
Price – High R9.10 A$2.10 US$1.57 Euro 1.18
– Low R4.50 A$0.95 US$0.78 Euro 0.63
– Close R6.15 A$1.20 US$0.92 Euro 0.72
SAFETY
Following a year in which the company distinguished itself with an outstanding safety performance, the quarter under review has seen a disheartening deterioration, specifically at the South African operations. It is with deep regret that we record the deaths of five employees in work-related incidents: four at the North West Operations and one at East Rand Proprietary Mines Limited
(ERPM). An enquiry into the deaths of two employees at the North West Operations in an underground transport-related incident attributed the cause to deliberate non-compliance with safety policies and procedures.Two employees died in the earthquake that struck the North West Operations on 9 March 2005, and the fatality at ERPM was similarly seismicity-
related.The exposure of our employees to seismicity risk was a factor in the decision to apply for the provisional liquidation of
Buffelsfontein Gold Mines Limited. A consequence of the fatalities during the quarter is a renewed focus on both behaviour-
based training and underground support standards. Encouragingly, investigations in the aftermath of a seismic event at
Blyvooruitzicht Gold Mining Company Limited’s (“Blyvoor”) No. 5 Shaft during February revealed underground support was up to standard and the particular efficacy of the rapid-yielding hydraulic props that had been applied extensively.
PRODUCTION
Gold production for the quarter was 16% lower at 187 651 ounces (5 836 kilograms).This reflects a decline in gold production at both the North West Operations in South Africa and at the Australasian operations of 37% and 10% respectively.The North
West Operations continued to experience a series of reversals during the quarter and the holding company, Buffelsfontein Gold Mines
Limited, was put into provisional liquidation on 22 March 2005. Continued, successful implementation of the new mining plan at
Blyvooruitzicht in South Africa, however, resulted in a 6% increase in gold production to 39 995 ounces (1 244 kilograms), thus restoring the mine to breakeven.
COSTS
Ongoing cost improvements at Blyvoor are encouraging, restoring the mine to profitability. Higher world oil prices, however, impacted negatively on costs at the Australasian operations.
FINANCIAL
Cash and cash equivalents increased to R145.8 million from R143.1 million in the previous quarter and the current ratio improved to 1.12 from 0.84.
GOLD MARKET REVIEW
The average gold price received for the quarter, while virtually unchanged in US Dollar terms at US$431 per ounce (US$433), was 2% lower in Rand terms at R83 341 per kilogram (R84 843) due to the sustained strength of the South African currency.
Consequently, all of the company’s South African operations faced continued Rand-driven revenue and cost pressures. Overall volumes in the gold market have been flat globally, while lending rates available from Central Banks have reached historic lows, a clear indication that hedging as an instrument has all but lost its lustre in the current environment. We are encouraged by these facts and it provides further evidence in our continued belief in a higher gold price. We are also encouraged by the decision last week of the South African Reserve Bank to lower interest rates by 50 basis points.The continued high interest rates environment in South Africa has had a dramatically negative effect on the local currency and thus the export sector, which has suffered under a strong Rand.

CORPORATE DEVELOPMENTS
All efforts in the quarter under review have been directed at restoring the company as a whole – and its South African operations in particular – to stability following a dismal, preceding six months. Undoubtedly, the most far-reaching development was the provisional liquidation of Buffelsfontein Gold Mines Limited and the consequent discontinuation of mining at the North
West Operations. The effect of this was to immediately staunch the unsustainable drain on DRDGOLD’s resources, thus providing a platform for recovery and future growth. Other measures taken to reach this stage have included a 30% reduction in
DRDGOLD’s corporate headcount, a 50% cut in corporate costs and the sale of the company’s Johannesburg corporate office.
During the quarter, DRDGOLD focused on its funding requirements:
• R38 million was received from Consolidated African Mines/JCI Limited in respect of an outstanding legal dispute; and
• a subscription agreement was entered into with Baker Steel Capital Managers LLP ("BSCM") on behalf of BSCM clients. In terms of this, DRDGOLD will raise, in aggregate, R93.5 million through the issue of new, ordinary, no par value shares in the stated capital of DRDGOLD to BSCM clients through a specific issue of shares for cash. (The securities offered to BSCM on behalf of its clients have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the
United States absent an applicable exemption from registration requirements.)
• an underwriting agreement to raise R86.9 million through the issue of new ordinary no par value shares in the stated capital of DRDGOLD through a claw-back offer.
Australasian Operations
Quarter Quarter % 9 months to Quarter
Porgera (20% of the Joint Venture) March 2005 Dec 2004 Change March 2005 March 2004
Ore milled t'000 297
318                 (7)
903                   319
Yield g/t 5.07
5.32                 (5)
5.20                  5.02
Gold produced oz 48 406 54 417 (11) 150 985 51 505
kg 1 506 1 693 (11) 4 697 1 602
Capital expenditure US$ m 0.9
4.2                  80
7.7                     3.4
ZAR m 5.0
25.5                  80                       47.9                   23.2
Gold production was 11% lower at 48 406 ounces (1 506 kilograms).This was due to a 7% decline in tonnage milled to
297 000 tons and a 5% decline in yield to 5.07 grams per ton.The lower output arose from a failure of the West wall, harder ore to the mill and unscheduled downtime due to power line vandalism.
Quarter Quarter % 9 months to Quarter
Tolukuma March 2005 Dec 2004 Change March 2005 March 2004
Ore milled t'000 52
55                   (5)
159 50
Yield g/t 11.27
10.85                     4                    11.25
13.38
Gold produced oz 18 878 19 183 (2) 57 545 21 509
kg 586
597                   (2)

789                    669
Capital expenditure US$ m 0.5
1.2                   57
2.9                     1.2
ZAR m 3.2
7.5                   57                      17.6                     8.2
Yield improved by 4% to 11.27 grams per ton but a 5% decline in ore milled to 52 000 tons resulted in a 2% decrease in gold production to 18 878 ounces (586 kilograms).
Quarter Quarter % 9 months to Quarter
Emperor (45.33% attributable) March 2005 Dec 2004 Change March 2005 March 2004
Ore milled t'000 63
67                  (6)
168 -
Yield g/t 5.95
6.58                (10)
6.66 -
Gold produced oz 12 050 14 151 (15) 35 942 -
kg 375
441                 (15)
1 119 -
Gold production output from Emperor remained disappointing.

South African Operations
Quarter Quarter % 9 months to Quarter
Blyvooruitzicht March 2005 Dec 2004 Change March 2005 March 2004
Area mined m
2
000 36 32                  13 116                     38
Development m 453 258                  76                     1 431                   849
Face length m 1 234 1 268 (3) 1 419 2 121
Stoping width cm 108 107                   1                         109                    107
Ore milled
Underground t'000 140 129                   9                         449                    209
Surface t'000 780 768                   2                      1 125                    750
Total t'000 920 897                   3                     2 574                    959
Yield
Underground g/t 7.36 7.49                 (2) 7.15                    7.09
Surface g/t 0.27 0.27                  2                         0.25                    0.39
Total g/t 1.35 1.31                  3                         1.46                    1.85
Gold produced
Underground oz 33 115 31 057 7 103 203 47 615
kg 1 030 966 7 3 210 1 481
Surface oz 6 880 6 623 4 17 361 9 324
kg 214 206                     4                      540                     290
Total oz 39 995 37 680 6 120 564 56 939
kg 1 244 1 172 6 3 750 1 771
Capital expenditure US$ m (0.1) (0.3) (68) (0.2) 0.8
ZAR m (0.6) (1.9) (68) (1.0) 5.8
Overall gold production increased by 6% to 39 995 ounces (1 244 kilograms) quarter on quarter, reflecting increases in tonnage from both underground and surface sources.
Productivity, in terms of grams per total employee costed (g/tec) rose by 6% to 124.75 g/tec. Improved temperature control from the installation of underground spray chambers on both the western and eastern sides of No. 5 Shaft are expected to contribute towards further productivity improvement, as is a campaign – based on more coaching, communication and controls
– to increase face advance per blast.
Continued application of the new mining plan, with a focus on No. 5 and No. 6 Shafts, resulted in a 13% increase in area mined to 36 000 m

and a substantial, 76% increase in development to 453 m. A six-month assessment is currently under way to determine the viability of re-establishing mining operations from the No. 2 Shaft sub-shaft, at an estimated capital cost of
R50 million (US$8.0 million). If viable, this project could restore Blyvooruitzicht’s life of mine (LOM) to 20 years.
A 9% increase in underground tonnage to 140 000 tonnes more than compensated for a slight decrease in underground yield to 7.36 grams per ton (g/t) (7.49g/t), resulting from the opening up of lower grade areas on the western side of No. 5 Shaft.
Consequently, underground gold production rose by 7% to 33 115 ounces (1 030 kilograms).
A mine call factor (MCF) strategy applied underground during the quarter involved tighter water management, the upgrading of mud settlers, and increased sweeping and vamping, with consequent improvements in efficiencies. Plans are in place to eliminate spillages and other inefficiencies in the plant.
Surface tonnage increased by 2% to 780 000 tonnes, reflecting continued improvement in throughput from the Slimes
Dam Project.
While heavy rains impacted negatively on the project throughout the quarter, a sustained drive to identify and address faults timeously, together with pipe layout changes to eliminate bottlenecks, led to record throughput of 260 000 tonnes during March, some 20 000 tonnes above designed capacity. Surface yield was maintained at 0.27 g/t but the increase in tonnage led to a 4%
rise in gold production to 6 880 ounces (214 kilograms).
A project is under way to determine the potential for increasing throughput from the Slimes Dam Project by 33% from 240 000 tonnes per month to 320 000 tonnes at an estimated capital cost of R7 million (US$1.1 million).

Quarter Quarter % 9 months to Quarter
Crown (40% attributable) March 2005 Dec 2004 Change March 2005 March 2004
Ore milled t'000 841 894 (6) 2 648 1 024
Yield g/t 0.39 0.40                  (3) 0.41                   0.38
Gold produced oz 10 643 11 613 (8) 34 538 12 629
kg 331 361                  (8) 1 074                    393
Gold production was 8% lower at 10 643 oz (331 kg), reflecting a 6% drop in tonnage to 841 000 tonnes.Yield was virtually unchanged at 0.39 g/t.
The lower throughput was due mainly to the impact of heavy rains on reclamation operations generally and more specifically to both pipeline failures at the Crown plant and to short-term difficulties arising from the high incidence of rock encountered at the Crown Mines reclamation site.
A pipeline replacement programme is in place and the Crown plant is expected to benefit both from better reclamation conditions and improved grade from a new reclamation site at Consolidated Main Reef (CMR) (2/A/1) to be commissioned in
May and another at 3L17 which was commissioned at the end of March.
Crown’s City Deep and Knights plants both recorded steady-state performances in the quarter under review.
Quarter Quarter % 9 months to Quarter
ERPM (40% attributable) March 2005 Dec 2004 Change March 2005 March 2004
Area mined m
2 *
000 16
16                     -                          57                      30
Development
*
m 253
108                 134
435                     363
Face length
*
m 694
683                     2                       716
1 189
Stoping width
*
cm 126
133                   (5)
129                     125
Ore milled
Underground t'000 30
35                 (14)
112 57
Surface t'000 197
210                   (6)
559 -
Total t'000 227
245                   (7)
671 57
Yield
Underground g/t 7.61
7.27                     5                       7.11                   5.62
Surface g/t 0.42
0.36                   17                       0.36
-
Total g/t 1.38
1.34                     3                       1.49                   5.62
Gold produced
Underground oz 7 433 8 032 (7)
  25 592
10 340
kg 231
250                  (7)
796                     321
Surface oz 2 662 2 507 6 6 456 -
kg 83
78                     6                         201
-
Total oz 10 095 10 539 (4) 32 048 10 340
kg 314
328                  (4)
997                    321
*
Represents total mine
Overall gold production was 4% lower at 10 095 oz (314 kg). Gold production from underground was 7% lower at 7 433 oz
(231 kg), reflecting a 14% drop in tonnage to 30 000 tonnes due to technical problems on both the rock hoist and the decline belt between 70 and 74 levels at Far East Vertical (FEV) Shaft.These problems are being addressed. Underground yield improved by 5%, assisted by an increased focus on sweepings.
While area mined was maintained at 16 000 m
2
, development increased by more than 134% to 253 m.
Gold production from the Cason surface retreatment project rose by 6% to 2 662 oz (83 kg) due to a 17% improvement in yield to 0.42 g/t.Tonnage was 6% lower as a consequence of a plant breakdown and delays in sourcing spares from overseas.
The first phase of a three-phase plugging project to isolate the FEV shaft from the rest of the mine’s underground operations is progressing, on budget and on schedule. Application to the Department of Minerals and Energy (DME) both for a grant of R8.4 million for phase two of the project, and a pumping subsidy of R1.3 million a month in fiscal 2006 have been approved.
Underground salvaging and reclamation at the mine’s Central and Hercules Shafts is 90% completed. Some 30% of the proceeds of scrap approved for sale by the DME have been directed to the rehabilitation fund. Central Shaft will be placed on care and maintenance and Hercules Shaft closed permanently during the current quarter.

Discontinued Operations
North West (Hartebeestfontein and Quarter Quarter % 9 months to Quarter
Buffelsfontein mines) March 2005 Dec 2004 Change March 2005 March 2004
Area mined m
2
000 70 81                (14) 243 81
Development m 7 366 10 442 (29) 26 148 11 240
Face length m 2 404 2 871 (16) 2 759 2 834
Stoping width cm 120 121                  (1) 120                    125
Ore milled
Underground t'000 246 344                 (28) 986 403
Surface t'000 320 394                 (19) 884 31
Total t'000 566 738                 (23) 1 870 434
Yield
Underground g/t 4.68 5.87                 (20) 5.44                   6.20
Surface g/t 1.03 0.85                   21                     0.96                    7.58
Total g/t 2.61 3.19                (18) 3.32                    6.29
Gold produced
Underground oz 37 006 64 944 (43) 172 522 80 280
kg 1 151 2 020 (43) 5 366 2 497
Surface oz 10 578 10 770 (2) 27 328 7 556
kg 329 335                  (2) 850                    235
Total oz 47 584 75 714 (37) 199 850 87 836
kg 1 480 2 355 (37) 6 216 2 732
Capital expenditure US$ m (0.1) 1.3                109 3.3 0.4
ZAR m (0.7) 7.9                 109 20.3 2.8
As has been previously reported, Buffelsfontein Gold Mines Limited, a wholly owned subsidiary of DRDGOLD and operator of the Buffelsfontein and Hartebeestfontein mines – better known as the North West Operations of DRDGOLD – went into provisional liquidation on 22 March 2005.
All operations, other than essential services, were discontinued from that date to the end of the March quarter. Consequently, the results of the quarter under review are not directly comparable with those of the previous quarter. The North West
Operations are now under the jurisdiction of three liquidators appointed by the High Court.
The North West Operations’ net loss of R279 million for the six months ended 31 December 2004 was compounded by the collective negative impact of a series of events during the quarter under review that prompted the Board of Directors’ decision to pursue liquidation:
•  on 19 January 2005, an underground fire at No. 10 Shaft was detected. Although the fire was brought under control and sealed off, the resultant loss of production was estimated at 18 800 tonnes.
•  on 21 January 2005, a seismic event of magnitude 2.8 occurred at No. 2 Shaft, incurring substantial damage to working places and other infrastructure. Operations were adversely affected for a period of six weeks and the estimated production loss was
15 840 tonnes.
•  on 4 March, two fatalities occurred underground at No. 10 Shaft. Management stopped production for four days in order to conduct a full risk assessment and safety review.The estimated production loss was 2 000 tonnes. A subsequent enquiry into the cause of the fatalities revealed deliberate non-compliance with safety procedures by certain employees.
•  on 9 March, an earthquake of magnitude 5.3 stopped operations at all of the North West Operations’ eight shafts for two full shifts, resulting in a production loss estimated at 3 000 tonnes. A decision to discontinue production from No. 5 Shaft, which was damaged beyond repair, resulted in a further loss of production, estimated at 4 050 tonnes.
The total estimated loss of production from these events was 43 690 tonnes. Estimated gold production lost – based on an average yield of 5.2 g/t – was 227 kg, worth some R18.7 million at an average gold price received of R82 376 per kilogram.
CASH OPERATING COSTS
Cash operating costs per ounce are non-US GAAP financial measures that should not be considered by investors in isolation or as alternatives to production costs. While the Gold Institute has provided definitions for the calculation of cash operating costs, the calculation of cash costs per ounce may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies.

However, we believe that cash operating costs per ounce are useful indicators to investors and management of an individual mine’s performance and of the performance of our operations as a whole as they provide:
•  an indication of a mine’s profitability and efficiency;
•  the trend in costs;
•  a measure of a mine’s margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; and
•  a benchmark of performance to allow for comparison against other mines and mining companies.
A reconciliation of cash operating costs to production costs for the three months ended March 31, 2005; December, 31 2004;
and nine months ended March, 31 2005, is presented below.
For the three months ending Continued Discontinued
March, 31 2005 Blyvoor Tolukuma Porgera operations operations Group
Cash operating costs US$ 000 16 888 6 066 9 240 32 194 32 562 64 756
Adjust for:
Revenue from byproducts US$ 000 - (309) (2 667) (2 976) - (2 976)
Other non operating cash costs US$ 000 148 835 751 1 734 683 2 417
Production costs US$ 000 17 036 6 592 7 324 30 952 33 245 64 197
Cash operating costs US$/oz 422 321 191 312 684 418
Associates Emperor Crown ERPM
Cash operating costs US$/oz 471 428 462
For the three months ending Continued Discontinued
December, 31 2004 Blyvoor Tolukuma Porgera operations operations Group
Cash operating costs US$ 000 17 127 6 128 8 711 31 966 34 868 66 834
Adjust for:
Revenue from byproducts US$ 000 (27) (325) (107) (459) - (459)
Other non operating cash costs US$ 000 150 578 844 1 572 1 122 2 694
Production costs US$ 000 17 250 6 381 9 448 33 079 35 990 69 069
Cash operating costs US$/oz 455 319 160 305 461 357
For the nine months ending Continued Discontinued
March, 31 2005 Blyvoor Tolukuma Porgera operations operations Group
Cash operating costs US$ 000 57 091 18 683 26 346 102 120 102 543 204 663
Adjust for:
Revenue from byproducts US$ 000 (46) (866) (2 774) (3 686) (15) (3 701)
Other non operating cash costs US$ 000 481 1 988 2 277 4 746 2,924 7 670
Production costs US$ 000 57 526 19 805 25 849 103 180
105 452     208 632
Cash operating costs US$/oz 474 325 174 328 513 387

Associates Emperor Crown ERPM
Cash operating costs US$/oz 419 398 423
Associates Emperor Crown ERPM
Cash operating costs US$/oz 404 394 428

For the three months ending Continued Discontinued
March, 31 2005 Blyvoor Tolukuma Porgera operations operations Group
Cash operating costs ZAR 000 101 518 36 569 55 832 193 919 196 185    390 104
Adjust for:
Revenue from byproducts ZAR 000 - (1 868) (16 409) (18 277) -   (18 277)
Other non operating cash costs ZAR 000 894 5 072 4 533 10 499 4 072 14 571
Production costs ZAR 000 102 412 39 773 43 956 186 141 200 257    386 398
Cash operating costs ZAR/kg 81 606 62 404 37 073 60 404 132 557 81 002
Associates Emperor Crown ERPM
Cash operating costs ZAR/kg 91 111 82 723 89 408
For the three months ending Continued Discontinued
December, 31 2004 Blyvoor Tolukuma Porgera operations operations Group
Cash operating costs ZAR 000 102 574 36 998 52 736 192 308 210 837     403 145
Adjust for:
Revenue from byproducts ZAR 000 (161) (1 983) (662) (2 806) - (2 806)
Other non operating cash costs ZAR 000 900 3 497 5 128 9 525 6 790 16 315
Production costs ZAR 000 103 313 38 512 57 202 199 027 217 627     416 654
Cash operating costs ZAR/kg 87 520 61 973 31 149 58 774 89 527 69 305
For the nine months ending Continued Discontinued
31 March 2005 Blyvoor Tolukuma Porgera operations operations Group
Cash operating costs ZAR 000 351 377 114 986 162 147 628 510 631 112 1 259 622
Adjust for:
Revenue from byproducts ZAR 000 (286) (5 331) (17 071) (22 688) (95) (22 783)
Other non operating cash costs ZAR 000 2 962 12 238 14 015 29 215 18 000 47 215
Production costs ZAR 000 354 053 121 893 159 091 635 037 649 017 1 284 054
Cash operating costs ZAR/kg 93 701 64 274 34 521 64 828 101 530 76 563
EXPLORATION - TOLUKUMA
ML104 EXPLORATION
120/Zine North Extension
The Zine structure intersected in drill holes and continues down dip and along strike. Grades, however, are consistently low with highest being 13.0 grams per ton Au over 1.1 metres. Drilling has been put on hold.
Hole No From depth(m) To Depth(m) True Width(m) Au (g/t) Ag (g/t)
120/ZN_001 94.3 106.5 5.7 6.1 4.0
120/ZN_002 127.7 139.1 7.9 3.2 1.0
120/ZN_003 102.4 103.7 1.1 13.0 7.0
120/ZN_004 100.8 108.9 5.9 1.5 12.0
120/ZN_005 121.2 125.7 2.6 0.4 3.0
Associates Emperor Crown ERPM
Cash operating costs ZAR/kg 81 925 77 628 82 721
Associates Emperor Crown ERPM
Cash operating costs ZAR/kg 79 752 77 951 84 595

Tinabar and Tolukuma Northern Extension
Drilling of the Tinabar and Tolukuma structures are at their convergence north of the current underground workings. Structure up to 8 metres wide, but grades are less than 1.0 grams per ton Au. Best grade was 1.9 metres at 2.2 grams per ton Au and included a 0.7 metres interval at 5.5 grams per ton Au.
Hole No From depth(m) To Depth(m) True Width(m) Au (g/t) Ag (g/t)
TTEX 005 189.7 193.6 1.8 1.1 5.0
TTEX 006 325.2 335.6 10.0 <1.0 -
Gulbadi Southern Extension - Surface
Drilling was targeted at the southern extension of the Gulbadi vein with the best intersection of 61.0 grams per ton Au and included 0.5 metres at 77.3 grams per ton Au.
Hole No From depth(m) To Depth(m) True Width(m) Au (g/t) Ag (g/t)
DG 007 37.7 39.7 1.5 16.0 41.0
DG 008 60.5 62.5 1.0 61.0 197.0
DG 012 44.8 46.9 0.9 3.2 8.5
DG 013 50.1 51.4 0.9 7.3 -
Underground LMA90 drilling
During the quarter a total of 3 218.4 metres was drilled from 15 holes. Structures are very encouraging with specks of visible gold in the drill core.
Assay results with grades > 10 grams per ton of gold are presented below.
Hole No From depth(m) True Width(m) Au (g/t) Includes
TU035 180.4 1.8 60.1 0.9 m @ 117.4 g/t Au
TU039 144.2 1.8 10.9 0.9 m @ 19.6 g/t Au
TU040 173.6 1.9 52.3 0.6 m @ 148.7 g/t Au
TU043 183.5 1.7 34.3 0.5 m @ 115.0 g/t Au
TU047 202.0 2.1 18.3 0.9 m @ 63.3 g/t Au
BOARD CHANGES
Mr Ian Murray has resumed the role of Chief Financial Officer to DRDGOLD with effect from 8 March 2005, while continuing with his corporate development duties.
Ms Andrea Townsend has resigned as the Group Company Secretary to DRDGOLD with effect from 31 March 2005.
DRDGOLD’s Assistant Legal Advisor, Mr Themba John Gwebu, has been appointed the Group Company Secretary with effect from 1 April 2005. Mr Gwebu, a former Magistrate, holds a B.Juris degree from the University of the North West, an LLB and a
Masters Degree in Law from The University of South Africa and a Diploma in Corporate Law from Rand Afrikaans University.
Mr Anton Lubbe has resigned as an alternate director from the board of directors of DRDGOLD.
THIS REPORT DOES NOT CONSTITUTE AN OFFER OF SECURITIES
DR PASEKA NCHOLO
Non-executive Chairman
MARK WELLESLEY-WOOD
Chief Executive Officer
21 April 2005

INVESTOR INFORMATION
AT 21 MARCH 2005
DIRECTORS
(* British) (** Australian) (*** American)
Independent non-executives:
D Blackmur **
GC Campbell *
Executives:
RP Hume
MM Wellesley-Wood (Chief Executive Officer) *
IL Murray (Chief Financial Officer)
Non-executives
Group Company Secretary:
MP Ncholo (Non-executive Chairman)
TJ Gwebu
J Turk ***
INVESTOR RELATIONS
For further information, contact Ilja Graulich at:
Tel: (+27-11) 381-7800 • Fax: (+27-11) 482-4641 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
45 Empire Road, Parktown, South Africa • PO Box 390, Maraisburg, 1700, South Africa
D R D G O L D    L I M I T E D